UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, DC 20549
	FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
						0-11595

CUSIP NUMBER
	588448100
(Check One):   Form 10-K   Form 20-F X Form 11-K   Form 10-Q  Form N-SAR


For Period Ended:
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:


	Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION


Merchants Bancshares, Inc.
Full Name of Registrant


Former Name if Applicable

Address of Principal Executive Office (Street and Number)
164 College Street

Burlington, VT  05401  (City, State and Zip Code)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)The reasons described in reasonable detail in Part III of this form
   X     could not be eliminated without unreasonable effort or expenses;

      (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
   X due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Statement 1, Attached

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

	Janet Spitler                     (802)          (865-1984)
	    (Name)                     (Area Code)     (Telephone Number)



(2)Have all other periodic required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

	 x  Yes     No


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
	   Yes   x  No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Merchants Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  June 30, 1997

By  /s/ Joseph L. Boutin
    Joseph L. Boutin,  President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange Commission, Washington, D.C 20549, in accordance with Rule 0-3 of the
General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule
13(b) of Regulation S-T.



	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	ATTACHMENT TO FORM 12b-25
	NOTIFICATION OF LATE FILING

	FORM 11-K

MERCHANTS BANCSHARES, INC.
FILE NUMBER 0-11595
CUSIP NUMBER 588448100

Statement 1:

Reason for late filing:

We respectfully request a fifteen day extension of time to file form 11-K for the Merchants Bank 401(k) Employee Stock Ownership Plan for the December 31, 1996 plan year under section 12(b)25 of the Securities Act of 1934. Additional time is needed to complete the final accounting for Plan participants' accounts. The delay was caused by problems encountered with a change in third party administrators during the third quarter of 1996. The problems encountered were all related to reconciling the converted balances after the conversion.


The Plan engaged an outside consulting firm to assist in the reconciliation process. This firm isolated many of the conversion differences. These differences are being analyzed and participants accounts adjusted where appropriate. The reconciliation process is nearing completion. Unfortunately the unavoidable delay caused by the conversion and reconciliation will result in the Plan being unable to timely file the Form 11-K. As soon as the balances are reconciled the audit will be completed and Form 11-K submitted.